SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are two press releases issued by the registrant on June 24, 2008 and June 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: June 30, 2008	By /s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS RECEIVES OEM TOOLING ORDER
FROM EUROPEAN APPLIANCE COMPANY

HONG KONG - June 24, 2008 -- Highway Holdings Limited (Nasdaq:HIHO) today announced it has received a tooling order from a leading European appliance company to be utilized for the production of several plastic components, which, after assembly, will function as an indicator unit for monitoring the dust bag capacity of vacuum cleaners. Terms were not disclosed.
“Based on a long business relationship with one of this organization’s other smaller factories, we were able to gain interest in our services from a second factory and secure a tooling order. A tooling order usually leads to a long-term OEM production arrangement. We regard this as a major breakthrough and a strategic opportunity to expand the business relationship with this highly respected appliance company,” said Roland Kohl, president and chief executive officer.
He noted that the expected original equipment manufacturing order will utilize the company’s plastic injection molding operation, as well as its assembly capabilities.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

# # #

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2008 FOURTH QUARTER/ YEAR-END RESULTS

--Backlog Up Sharply As Operations Recover From Labor Unrest in China--

HONG KONG —June 30, 2008 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal fourth quarter and year ended March 31, 2008 , reflecting the impact of labor unrest in China in preceding quarters associated with new government regulations concerning labor benefits and entitlements, overtime work reductions and workers’ compensation claims
Net sales for the fiscal fourth quarter were $7.8 million compared with $7.9 million a year earlier. For the same period, the company reported a net loss of $1.3 million, or $0.35 per share, compared with a net loss of $442,000, $0.13 per share, a year ago.
Net sales for fiscal year 2008 increased 5.4 percent to $33.2 million from $31.4 million in fiscal 2007, due to an $889,000 increase in sales derived from the company’s OEM metal/plastic product business and a $1,268,000 increase in OEM electric product sales. The company reported a net loss for fiscal 2008 of $1.9 million, or $0.50 per share, compared with net income of $594,000, or $0.16 per diluted share, a year earlier. Highway Holdings’ metal/plastic and electric products constitute the company’s largest operations, representing approximately 96 percent of its net sales.
“Fiscal 2008 was a challenging period for the company. Nonetheless, we were able to achieve an increase in net sales on a year-over-year basis and an order backlog of approximately $5.0 million. As we commence a new fiscal year, the company’s business opportunities are strong - and potentially enhanced by weaker competitors not being able to survive the turmoil during the past year. We are optimistic that we will be able to maintain a stable workforce, manage increases in energy and raw material costs and regain the momentum,” said Roland Kohl, president and chief executive officer.

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The decrease in both the company’s gross profits and in its gross profits as a percentage of sales reflects the significant increases in both the company’s cost of labor and the cost of raw materials. Despite a $1,695,000 increase in net sales, the company’s gross profit decreased to $5,074,000 in fiscal 2008. The company’s gross profits as a percentage of its net sales decreased to 15.3 percent in fiscal 2008 from 19.8 percent fiscal 2007. In addition to increased labor and energy costs, the company paid $188,000 and established a reserve of $510,000 for potential labor claims awaiting decision by Chinese courts - all of which impacted the company’s cost of goods sold in fiscal 2008. During fiscal 2008, the cost of most raw materials also increased significantly, including significant steel, plastic and component price increases. The rapid rise in raw material costs combined with increased labor and energy costs inhibited the company’s ability to pass these increases through to its customers in a timely manner -- resulting in lower gross margins and reduced gross profit in fiscal 2008. In addition, during fiscal 2008, the RMB currency increased substantially in value compared with the U.S. dollar. The company has adjusted its pricing for new orders to take into account the new higher prices and other manufacturing costs, and therefore expects that its gross margins will increase during the current fiscal year ending March 31, 2009. Selling, general and administrative expenses for fiscal 2008 increased by $1,501,000, or 25.7 percent, compared with fiscal 2007. The primary factors include (1) substantial increases in professional fees, including payments to is auditors and attorneys; (2) the additional general and administrative expenses attributable to the newly acquired Golden Bright operations (Golden Bright was acquired during fiscal 2007 and, therefore, only approximately one-half year’s expenses were included in last fiscal year’s expenses); (3) increased charges from local governmental agencies; (4) increased payroll expenses of its staff in China; (5) increased transportation expenses; (6) a rise in bad debt expenses; and (7) a significant loss of business at the company’s Goldenbright operations due to labor strikes and worker slowdowns - resulting in operating losses due to insufficient business turnover to cover minimum expenses to operate this factory.
The company’s interest expenses decreased slightly in fiscal 2008 from $242,000 in fiscal 2007 to $225,000 in fiscal 2008 due to the decrease in interest rates. However, the company’s interest income in fiscal 2008 also decreased by $61,000 due to the decrease in the interest rates. As in fiscal 2007, the company in fiscal 2008 received income from currency exchange gains. The currency exchange gains in both fiscal 2007 and 2008 were the result of the increase in the value of the euro compared to the U.S. dollar, which increased the value of payments the company received in Euros from its sales in Europe. Sales to European customers who paid in Euros represented approximately 18 percent of the company’s net sales in fiscal 2008 and 20 percent in fiscal 2007. Since the company does not undertake any currency hedging transactions, its financial results will be affected by the future fluctuations of currencies. The company does, however, have agreements with certain of its European customers that limit the risk of currency fluctuations.
Despite the losses incurred by the company during the past fiscal year, as of March 31, 2008 the company had current assets of $16,790,000, working capital of $7,556,000, and long-term debt, net of the current portion, of only $522,000.

(more)

About Highway Holdings
Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)
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(more)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Quarter ended		Year End
	(Unaudited)		(Audited)
	March 31		March 31
	2008	2007	2008	2007

Net sales	$7,771	$7,946	$33,164	$31,469
Cost of sales	(7,012)	(6,517)	(28,090)	(25,233)
Gross profit	759	1,429	5,074	6,236
Selling, general and administrative expenses	(2,354)	(1,825)	(7,351)	(5,850)

Operating Income (loss)	(1,595)	(396)	(2,277)	386

Non-operating items
Interest expense	(44)	(73)	(225)	(242)
Exchange gain (loss), net	107	(26)	283	245
Interest income	18	32	100	161
Other income	10	37	60	92
Gain on disposal of partial interest in a subsidiary	111	-	111	-
Gain on disposal of investment securities	2	-	2	-
Total non-operating income (expenses)	204	(30)	331	256

Net income (loss) before income tax and minority interests	(1,391)	(426)	(1,946)	642
Income taxes	(9)	(16)	(28)	(48)
Income (loss) before minority interests	(1,400)	(442)	(1,974)	594
Minority Interests	53	-	53	-
Net income (loss)	($1,347)	($442)	$(1,921)	$594

Earnings (loss) per share - basic	($0.35)	($0.13)	$(0.50)	$0.16
Weight average number of shares - basic	3,810	3,636	3,810	3,636

Earnings (loss) per share - diluted	($0.35)	($0.13)	$(0.50)	$0.16
Weight average number of shares - diluted	3,810	3,636	3,810	3,690

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	March 31	March 31
	2008	2007
Current assets:
Cash and cash equivalents	$3,889	$5,299
Restricted cash	1,671	1,221
Accounts receivable, net of doubtful accounts	4,766	4,742
Inventories	5,775	6,104
Short term Investment	-	316
Prepaid expenses and other current assets	689	680
Total current assets	16,790	18,362

Property, plant and equipment, (net)	3,646	3,980
Investment in affiliates	2	2
Intangible assets, (net)	52	70
Total assets	20,490	22,414

Current liabilities:
Accounts payable	$3,757	$3,990
Short-term borrowing	2,214	3,097
Current portion of long-term debt	311	478
Accrued mould charges	260	253
Accrual payroll and employee benefits	988	446
Other liabilities and accrued expenses	1,704	1,154
Total current liabilities	9,234	9,418
Long-term debt - net of current portion	522	655
Deferred income taxes	189	174
Total liabilities	9,945	10,247

Minority Interest	151	-

Shareholders' equity:
Common shares, $0.01 par value, authorized 20,000,000 shares
3,779,746 shares as of March 31, 2007 and 3,819,900 shares
As of March 31, 2008 respectively, issued and outstanding	38	38
Additional paid-in capital	11,562	11,304
Retained earnings (Accumulated Deficit)	(614)	1,439
Accumulated other comprehensive loss	(26)	(48)
Subscription receivable - 128,534 shares in 2007	(-)	(513)
Treasury shares, at cost - 37,800 shares in 2007; 166,334 shares in 2008	(566)	(53)
Total shareholders' equity	10,394	12,167

Total liabilities and shareholders' equity	20,490	22,414